Exhibit 3.1
Chart Industries, Inc.
Amendment to Amended and Restated By-Laws
Effective August 2, 2007
     Article IX, Section 1, of the Amended and Restated By-Laws of Chart Industries, Inc. shall be deleted in its entirety and replaced with the following:
     “Section 1. Certificates of stock. Ownership of shares of stock of the Corporation shall be evidenced by certificates or through the issuance of book-entry or non-certificated shares. Every holder of stock represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by the President, a Vice President or the Chairman of the Board and by the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation, representing the number and class of shares of stock in the Corporation owned by him. Any or all of the signatures on the certificate may be a facsimile. The Board of Directors shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.”